Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three months ended December 31, 2022 and 2021

(unaudited)

Interim Consolidated Statements of Earnings

For the three months ended December 31

(in thousands of Canadian dollars, except per share data) (unaudited)

	Notes	2022	2021
		$	$
Revenue	9	3,450,272	3,092,396

Operating expenses

Costs of services, selling and administrative		2,899,608	2,570,607

Acquisition-related and integration costs	7b	19,424	2,617

Net finance costs	6	18,141	25,578

Foreign exchange (gain) loss		(3,449)	327

		2,933,724	2,599,129

Earnings before income taxes		516,548	493,267

Income tax expense		134,169	125,819
Net earnings		382,379	367,448
Earnings per share

Basic earnings per share	5c	1.62	1.51

Diluted earnings per share	5c	1.60	1.49

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2022 and 2021	1

Interim Consolidated Statements of Comprehensive Income

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	2022	2021
	$	$
Net earnings	382,379	367,448

Items that will be reclassified subsequently to net earnings (net of income taxes):

Net unrealized gains (losses) on translating financial statements of foreign operations	346,881	(94,040)

Net (losses) gains on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	(63,414)	9,849

Deferred gains (costs) of hedging on cross-currency swaps	5,690	(828)

Net unrealized (losses) gains on cash flow hedges	(15,614)	7,233

Net unrealized gains (losses) on financial assets at fair value through other comprehensive income	436	(1,048)

Items that will not be reclassified subsequently to net earnings (net of income taxes):

Net remeasurement losses on defined benefit plans	(10,309)	(12,585)
Other comprehensive income (loss)	263,670	(91,419)
Comprehensive income	646,049	276,029

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2022 and 2021	2

Interim Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

	Notes	As at December 31, 2022	As at September 30, 2022
		$	$
Assets

Current assets

Cash and cash equivalents	8c and 10	1,324,835	966,458

Accounts receivable		1,559,859	1,363,545

Work in progress		1,067,482	1,191,844

Current financial assets	10	71,406	33,858

Prepaid expenses and other current assets		182,793	189,366

Income taxes		4,411	5,137

Total current assets before funds held for clients		4,210,786	3,750,208

Funds held for clients		651,916	598,839

Total current assets		4,862,702	4,349,047

Property, plant and equipment		382,998	369,608

Right-of-use assets		527,840	535,121

Contract costs		270,689	261,612

Intangible assets		634,630	615,959

Other long-term assets		140,762	139,666

Long-term financial assets		201,253	337,156

Deferred tax assets		109,635	85,795

Goodwill		8,785,434	8,481,456

		15,915,943	15,175,420

Liabilities

Current liabilities

Accounts payable and accrued liabilities		1,047,673	1,016,407

Accrued compensation and employee-related liabilities		1,074,925	1,130,726

Current portion of long-term debt		755,047	93,447

Current portion of lease liabilities		158,536	157,944

Provisions		30,964	33,103

Deferred revenue		547,069	453,579

Income taxes		234,831	153,984

Current derivative financial instruments	10	6,016	5,710

Total current liabilities before clients’ funds obligations		3,855,061	3,044,900

Clients’ funds obligations		656,922	604,431

Total current liabilities		4,511,983	3,649,331

Long-term debt		2,418,769	3,173,587

Long-term lease liabilities		544,019	551,257

Long-term provisions		17,894	17,482

Other long-term liabilities		226,683	192,108

Long-term derivative financial instruments	10	8,819	6,480

Deferred tax liabilities		136,807	157,406

Retirement benefits obligations		165,388	155,045

		8,030,362	7,902,696

Equity

Retained earnings		5,805,630	5,425,005

Accumulated other comprehensive income	4	303,416	39,746

Capital stock	5a	1,469,195	1,493,169

Contributed surplus		307,340	314,804

		7,885,581	7,272,724

		15,915,943	15,175,420

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2022 and 2021	3

Interim Consolidated Statements of Changes in Equity

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2022		5,425,005	39,746	1,493,169	314,804	7,272,724

Net earnings		382,379	—	—	—	382,379

Other comprehensive income		—	263,670	—	—	263,670

Comprehensive income		382,379	263,670	—	—	646,049

Share-based payment costs		—	—	—	16,259	16,259

Income tax impact associated with stock options		—	—	—	5,841	5,841

Exercise of stock options	5a	—	—	37,416	(6,310)	31,106

Exercise of performance share units	5a	(3,030)	—	12,962	(23,254)	(13,322)

Unrealized commitment to purchase Class A subordinate voting shares		1,276	—	103	—	1,379

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(74,455)	—	(74,455)
Balance as at December 31, 2022		5,805,630	303,416	1,469,195	307,340	7,885,581

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2021		4,732,229	331,580	1,632,705	289,718	6,986,232

Net earnings		367,448	—	—	—	367,448

Other comprehensive loss		—	(91,419)	—	—	(91,419)

Comprehensive income (loss)		367,448	(91,419)	—	—	276,029

Share-based payment costs		—	—	—	15,041	15,041

Income tax impact associated with stock options		—	—	—	1,579	1,579

Exercise of stock options	5a	—	—	13,450	(2,279)	11,171

Exercise of performance share units	5a	—	—	14,285	(14,285)	—

Purchase for cancellation of Class A subordinate voting shares	5a	(232,254)	—	(18,259)	—	(250,513)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(70,303)	—	(70,303)

Balance as at December 31, 2021		4,867,423	240,161	1,571,878	289,774	6,969,236

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2022 and 2021	4

Interim Consolidated Statements of Cash Flows

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	Notes	2022	2021
		$	$
Operating activities

Net earnings		382,379	367,448

Adjustments for:

Amortization, depreciation and impairment		124,260	118,255

Deferred income tax recovery		(22,204)	(7,271)

Foreign exchange gain		(1,481)	(1,440)

Share-based payment costs		16,259	15,041

Gain on leases termination		(2,362)	—

Net change in non-cash working capital items	8a	108,423	(7,708)

Cash provided by operating activities		605,274	484,325

Investing activities

Net change in short-term investments		(96)	—

Business acquisitions (considering bank overdraft assumed and cash acquired)		(3,998)	(121,672)

Loan receivable		(21,469)	—

Purchase of property, plant and equipment		(41,271)	(42,593)

Additions to contract costs		(20,692)	(16,222)

Additions to intangible assets		(31,345)	(25,493)

Purchase of long-term investments		(87,025)	(6,331)

Proceeds from sale of long-term investments		14,924	6,506

Cash used in investing activities		(190,972)	(205,805)

Financing activities

Increase of long-term debt		948	—

Repayment of long-term debt		(2,878)	(326,788)

Payment of lease liabilities		(35,618)	(36,570)

Repayment of debt assumed from business acquisitions		(56,994)	(84,558)

Withholding taxes remitted on the net settlement of performance share units	5a	(13,322)	—

Purchase of Class A subordinate voting shares held in trusts	5a	(74,455)	(70,303)

Purchase and cancellation of Class A subordinate voting shares	5a	(10,291)	(266,915)

Issuance of Class A subordinate voting shares	5a	31,106	11,159

Net change in client funds obligations		52,379	46,058

Cash used in financing activities		(109,125)	(727,917)

Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients		33,486	(19,057)

Net increase (decrease) in cash, cash equivalents and cash included in funds held for clients		338,663	(468,454)

Cash, cash equivalents and cash included in funds held for clients, beginning of year		1,471,184	2,155,731

Cash, cash equivalents and cash included in funds held for clients, end of year		1,809,847	1,687,277

Cash composition:

Cash and cash equivalents		1,324,835	1,184,641

Cash included in funds held for clients		485,012	502,636

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2022 and 2021	5

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business and strategic IT consulting and systems integration services, as well as the sale of software solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2022 which were consistently applied to all periods presented, except for the new accounting standard amendments adopted on October 1, 2022, as described below in Note 3, Accounting policies.

These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2022.

The Company’s interim condensed consolidated financial statements for the three months ended December 31, 2022 and 2021 were authorized for issue by the Board of Directors on January 31, 2023.

3.	Accounting policies

ADOPTION OF ACCOUNTING STANDARD

The following standard amendments have been adopted by the Company on October 1, 2022:

Onerous contracts – Cost of Fulfilling a Contract - Amendments to IAS 37

In May, 2020, the IASB amended IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The standard amendments clarify that for assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental cost of fulfilling that contract and an allocation of other costs that relates directly to fulfilling the contract.

The implementation of these standard amendments resulted in no significant impact on the Company’s interim condensed consolidated financial statements.

FUTURE ACCOUNTING STANDARD CHANGES

The following standard amendments have been issued and will be effective on October 1, 2023 for the Company, with earlier application permitted. The Company is currently evaluating the impact of these standard amendments on its consolidated financial statements.

Classification of Liabilities as Current or Non-current – Amendments to IAS 1

In January, 2020, the IASB amended IAS 1 Presentation of Financial Statements. The standard amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and which only impacts the presentation of liabilities in the balance sheet. The classification is unaffected by expectations about whether the Company will exercise its right to defer settlement of a liability.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2022 and 2021	6

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.	Accounting policies (continued)

FUTURE ACCOUNTING STANDARD CHANGES (CONTINUED)

Disclosure of Accounting Policy Information – Amendments to IAS 1 and IFRS Practice Statement 2

In February, 2021, the IASB amended IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements to require the Company to disclose its material accounting policy information rather than its significant accounting policies.

Definition of Accounting Estimates – Amendments to IAS 8

In February, 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting estimates and Errors to introduce a definition of accounting estimates and to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

In May, 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The following standard amendments have been issued and will be effective as of October 1, 2024 for the Company, with earlier application permitted. The Company is currently evaluating the impact of these standard amendments on its consolidated financial statements.

Information about long-term debt with covenants – Amendments to IAS 1

In October, 2022, the IASB issued standard amendments to IAS 1 Presentation of Financial Statements that aim to improve the information companies provide about long-term debt with covenants. These standard amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, these standard amendments require a company to disclose information about these covenants in the notes to the financial statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2022 and 2021	7

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

4.	Accumulated other comprehensive income

	As at December 31, 2022	As at September 30, 2022
	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $44,524 ($45,419 as at September 30, 2022)	638,413	291,532

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $53,622 ($43,936 as at September 30, 2022)	(335,104)	(271,690)

Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $4,868 ($4,664 as at September 30, 2022)	33,964	28,274

Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $5,179 ($10,398 as at September 30, 2022)	14,660	30,274

Net unrealized losses on financial assets at fair value through other comprehensive income, net of accumulated income tax recovery of $1,248 ($1,367 as at September 30, 2022)	(3,636)	(4,072)

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $15,753 ($12,095 as at September 30, 2022)	(44,881)	(34,572)

	303,416	39,746

For the three months ended December 31, 2022, $3,510,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $1,197,000, previously recognized in other comprehensive income, were reclassified in the consolidated statements of earnings ($360,000 and $249,000, respectively, were reclassified for the three months ended December 31, 2021).

For the three months ended December 31, 2022, $3,196,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $488,000, were also reclassified in the consolidated statements of earnings ($2,647,000 and $955,000, respectively, were reclassified for the three months ended December 31, 2021).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2022 and 2021	8

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share

a)	Capital stock

Class A subordinate voting shares			Class B multiple voting shares		Total

	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$

As at September 30, 2022	211,302,549	1,456,275	26,445,706	36,894	237,748,255	1,493,169

Release of shares held in trusts[1]	—	12,962	—	—	—	12,962

Purchased and held in trusts[1]	—	(74,455)	—	—	—	(74,455)

Issued upon exercise of stock options[2]	698,709	37,416	—	—	698,709	37,416

Purchased and cancelled[3]	(100,100)	103	—	—	(100,100)	103
As at December 31, 2022	211,901,158	1,432,301	26,445,706	36,894	238,346,864	1,469,195

[1]

During the three months ended December 31, 2022, 163,266 shares held in trust were released (212,611 during the three months ended December 31, 2021) with a recorded value of $12,962,000, ($14,285,000 during the three months ended December 31, 2021) that was removed from contributed surplus.

During the three months ended December 31, 2022, the Company settled the withholding tax obligations of the employees under the performance share unit (PSU) plans for a cash payment of $13,322,000 (nil during the three months ended December 31, 2021).

During the three months ended December 31, 2022, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 640,052 Class A subordinate voting shares of the Company on the open market (643,629 during the three months ended December 31, 2021) for a cash consideration of $74,455,000 ($70,303,000 during the three months ended December 31, 2021).

As at December 31, 2022, 2,318,495 Class A subordinate voting shares were held in trusts under the PSU plans (1,862,969 as at December 31, 2021 and 1,841,709 as at September 30, 2022).

[2]

The carrying value of Class A subordinate voting shares includes $6,310,000 which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the three months ended December 31, 2022 ($2,279,000 during the three months ended December 31 2021).

[3]

On January 31, 2023, the Company’s Board of Directors authorized, subject to regulatory approval from the Toronto Stock Exchange (TSX), the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 18,769,394 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing on February 6, 2023 until no later than February 5, 2024, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.

During the three months ended December 31, 2022, the Company paid for and cancelled 100,100 Class A subordinate voting shares under the current NCIB, with a carrying value of $778,000 and for a total consideration of $10,291,000, which were purchased, or committed to be purchased, but not cancelled as at September 30, 2022. During the three months ended December 31, 2021, the Company purchased 2,310,766 Class A subordinate voting shares under the previous NCIB for a cash consideration of $250,513,000 and the excess of the purchase price over the carrying value in the amount of $232,254,000 was charged to retained earnings.

b)	Share-based payments

i)	Performance share units (PSUs)

During the three months ended December 31, 2022, 897,037 PSUs were granted, 280,910 were exercised and 109,851 were forfeited. The PSUs granted in the period had a grant date fair value of $112.43 per unit.

ii)	Stock options

During the three months ended December 31, 2022, 698,709 stock options were exercised (Note 5a) and 6,841 were forfeited.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2022 and 2021	9

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

c)	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three months ended December 31:

	2022			2021
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share

	$		$	$		$

Basic	382,379	236,126,560	1.62	367,448	242,953,751	1.51

Net effect of dilutive stock options and PSUs[2]		3,310,204			3,857,311

Diluted	382,379	239,436,764	1.60	367,448	246,811,062	1.49

[1]

During the three months ended December 31, 2022, 100,100 Class A subordinate voting shares paid for and cancelled, and 2,318,495 Class A subordinate voting shares held in trusts, were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (2,460,766 and 1,864,539, respectively during the three months ended December 31, 2021).

[2]

The calculation of the diluted earnings per share excluded 13,260 stock options, for the three months ended December 31, 2022 (324,089, during the three months ended December 31 2021), as they were anti-dilutive.

6.      Net finance costs

	Three months ended December 31

	2022	2021

	$	$

Interest on long-term debt	14,005	16,867

Interest on lease liabilities	7,161	7,257

Net interest costs on net defined benefit obligations or assets	1,091	799

Other finance costs	1,049	1,254

Finance costs	23,306	26,177

Finance income	(5,165)	(599)

	18,141	25,578

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2022 and 2021	10

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.	Investments in subsidiaries

a)	Acquisitions and disposals

There were no significant acquisitions or disposals for the three months ended December 31, 2022.

b)	Acquisition-related and integration costs

During the three months ended December 31, 2022, the Company expensed $19,424,000, for acquisition-related and integration costs. This amount includes acquisition-related costs of nil and integration costs of $19,424,000. The integration costs mainly include terminations of employment of $7,289,000, accounted for in restructuring provisions, as well as fees associated to the mandatory repayment of long-term debt of $3,825,000 assumed in a business acquisition, costs of vacating lease premises of $1,337,000 and other integration costs of $6,973,000.

During the three months ended December 31, 2021, the Company expensed $2,617,000, for acquisition-related and integration costs. This amount included acquisition-related costs of $140,000 and integration costs of $2,477,000. The acquisition-related costs consisted mainly of professional fees incurred for the acquisitions. The integration costs included terminations of employment of $998,000, accounted for in restructuring provisions, and other integration costs of $1,479,000.

8.	Supplementary cash flow information

a)         Net change in non-cash working capital items is as follows for the three months ended December 31:

	2022	2021

	$	$

Accounts receivable	(151,462)	(120,513)

Work in progress	161,589	89,834

Prepaid expenses and other assets	8,472	10,309

Long-term financial assets	(2,012)	(6,050)

Accounts payable and accrued liabilities	10,135	60,682

Accrued compensation and employee-related liabilities	(98,146)	(78,229)

Deferred revenue	94,481	31,610

Income taxes	82,800	56,970

Provisions	(4,519)	(19,311)

Long-term liabilities	9,413	(31,858)

Derivative financial instruments	(159)	(292)

Retirement benefits obligations	(2,169)	(860)

	108,423	(7,708)

b)         Net interest paid and income taxes paid are classified within operating activities and are as follows for the three months ended December 31:

	2022	2021

	$	$

Net interest paid	7,153	15,633

Income taxes paid	68,481	43,693

c)         Cash and cash equivalents consisted of unrestricted cash as at December 31, 2022 and September 30, 2022.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2022 and 2021	11

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Segmented information

Since April 1, 2022, the Company is managed through the following nine operating segments, namely: Western and Southern Europe (primarily France, Spain and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; Scandinavia and Central Europe (Germany, Sweden and Norway); United Kingdom (U.K.) and Australia; Finland, Poland and Baltics; Northwest and Central-East Europe (primarily Netherlands, Denmark and Czech Republic); and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

The operating segments reflect the management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business. The following tables present information on the Company’s operations based on its management structure. The Company has restated the segmented information for the comparative period to conform to the new segmented information structure.

		For the three months ended December 31, 2022
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	628,128	566,013	506,373	464,029	398,203	329,947	203,258	178,101	221,423	(45,203)	3,450,272

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	77,404	82,282	119,002	73,145	31,107	45,100	29,218	25,866	70,989	—	554,113

Acquisition-related and integration costs (Note 7b)											(19,424)

Net finance costs											(18,141)

Earnings before income taxes											516,548

[1]

Total amortization and depreciation of $124,053,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $20,561,000, $19,353,000, $13,815,000, $15,956,000, $21,542,000, $9,077,000, $8,973,000, $7,540,000 and $7,236,000, respectively, for the three months ended December 31, 2022.

				For the three months ended December 31, 2021
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	503,478	483,434	465,515	416,575	404,932	298,462	192,276	182,099	183,965	(38,340)	3,092,396

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	78,437	71,683	119,270	58,859	33,910	47,166	24,976	28,102	59,059	—	521,462

Acquisition-related and integration costs (Note 7b)											(2,617)

Net finance costs											(25,578)

Earnings before income taxes											493,267

[1]

Total amortization and depreciation of $118,047,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $14,061,000, $17,273,000, $15,540,000, $13,852,000, $24,011,000, $9,661,000, $8,405,000, $8,564,000 and $6,680,000, respectively, for the three months ended December 31, 2021.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2022. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2022 and 2021	12

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three months ended December 31:

	2022	2021
	$	$
Western and Southern Europe

France	549,942	431,823
Spain	28,047	26,895
Portugal	27,179	26,084

Others	12,241	10,867
	617,409	495,669

U.S.[1]	1,068,308	935,296

Canada	550,618	502,692

Scandinavia and Central Europe

Germany	207,687	198,371
Sweden	177,977	191,361

Norway	35,179	36,036
	420,843	425,768

U.K. and Australia

U.K.	369,944	327,306

Australia	21,396	16,154
	391,340	343,460

Finland, Poland and Baltics

Finland	201,810	191,735

Others	9,174	8,705
	210,984	200,440

Northwest and Central-East Europe

Netherlands	133,272	126,832
Denmark	24,755	31,103
Czech Republic	15,976	13,533

Others	15,874	16,610
	189,877	188,078

Asia Pacific

Others	893	993

	893	993

	3,450,272	3,092,396

[1]

External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $602,072,000 and $466,236,000 respectively, for the three months ended December 31, 2022 ($515,714,000 and $419,582,000, respectively, for the three months ended December 31, 2021).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2022 and 2021	13

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the three months ended December 31:

	2022	2021
	$	$

Managed IT and business process services	1,842,203	1,711,958

Business and strategic IT consulting and systems integration services	1,608,069	1,380,438

	3,450,272	3,092,396

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $460,495,000 and 13.3% of revenues for the three months ended December 31, 2022 ($402,541,000 and 13.0% for the three months ended December 31, 2021).

10.	Financial instruments

FAIR VALUE

All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings or at fair value through other comprehensive income.

The Company has made the following classifications:

Amortized cost

Trade accounts receivable, long-term receivables within long-term financial assets, accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, long-term debt and clients’ funds obligations.

Fair value through earnings (FVTE)

Cash, cash equivalents, cash included in funds held for clients, derivative financial instruments and deferred compensation plan assets within long-term financial assets.

Fair value through other comprehensive income (FVOCI)

Short-term investments included in current financial assets, long-term bonds included in funds held for clients and long-term investments within long-term financial assets.

FAIR VALUE HIERARCHY

Fair value measurements recognized in the consolidated balance sheet are classified in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2022 and 2021	14

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of the U.S. unsecured notes (2014 U.S. Senior Notes), the 5 and 10 year Senior U.S. unsecured notes (2021 U.S. Senior Notes), the 7 year Senior unsecured notes (2021 CAD Senior Notes), the unsecured committed revolving credit facility, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;

-	The fair value of cash, cash equivalents, cash included in funds held for clients and short-term investments included in current financial assets is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

There were no changes in valuation techniques during the three months ended December 31, 2022.

The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy:

		As at December 31, 2022		As at September 30, 2022

	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$

2014 U.S. Senior Notes	Level 2	541,523	533,633	550,177	539,752

2021 U.S. Senior Notes	Level 2	1,340,777	1,157,310	1,361,974	1,127,739

2021 CAD Senior Notes	Level 2	596,074	507,983	595,900	503,227

Other long-term debt	Level 2	18,718	17,995	71,278	68,991

		2,497,092	2,216,921	2,579,329	2,239,709

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2022 and 2021	15

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at December 31, 2022	As at September 30, 2022
		$	$
Financial assets
FVTE

Cash and cash equivalents	Level 2	1,324,835	966,458

Cash included in funds held for clients	Level 2	485,012	504,726

Deferred compensation plan assets	Level 1	80,072	71,863

		1,889,919	1,543,047
Derivative financial instruments designated as hedging instruments

Current derivative financial instruments included in current financial assets	Level 2

Cross-currency swaps		55,549	8,740

Foreign currency forward contracts		9,556	18,934

Long-term derivative financial instruments	Level 2

Cross-currency swaps		70,025	222,246

Foreign currency forward contracts		5,928	15,631

		141,058	265,551
FVOCI

Short-term investments included in current financial assets	Level 2	6,301	6,184

Long-term bonds included in funds held for clients	Level 2	166,904	94,113

Long-term investments	Level 2	16,686	16,826

		189,891	117,123
Financial liabilities
Derivative financial instruments designated as hedging instruments

Current derivative financial instruments	Level 2

Cross-currency swaps		1,619	—

Foreign currency forward contracts		4,397	5,710

Long-term derivative financial instruments	Level 2

Cross-currency swaps		2,288	1,685

Foreign currency forward contracts		6,531	4,795

		14,835	12,190

There were no transfers between Level 1 and Level 2 during the three months ended December 31, 2022.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2022 and 2021	16